UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42739

BLUEMOUNT HOLDINGS LIMITED

(Registrant’s Name)

Room 1007, 10/F, Capital Centre,

No. 151 Gloucester Road, Wan Chai, Hong Kong

+852 2137 2688

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit

No.	Description
99.1	Bluemount Holdings Limited Financial Results For The Six Months Ended September 30, 2025

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bluemount Holdings Limited
Date: March 30, 2026	By:	/s/ Chan Wan Shan Sandra
	Name:	Chan Wan Shan Sandra
	Title:	Chairperson of the Board,
Chief Executive Officer and Director

2